UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-10882

Aegon Ltd.

(Translation of registrant’s name into English)

Aegon Limited	Statutory seat	Principal place of business	Bermuda Registrar of Companies number: 202302830
An exempted company with liability	Canon’s Court	World Trade Center Schiphol	(September 30, 2023)
limited by shares	22 Victoria Street	Boulevard 223	Dutch Chamber of Commerce number: 27076669
	Hamilton HM 12	1118 BH Schiphol	Aegon Limited is a non-resident company under the Dutch
www.aegon.com	Bermuda	The Netherlands	Act Non Residential Companies

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

A copy of Aegon Ltd’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference

EXHIBITS

Exhibit	Description

99.1	Press release issued by the registrant on April 30, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd.
(Registrant)

Date: May 1, 2026	By:	/s/ Marvin R. Brizee
Marvin R. Brizee
Senior Vice President and Head of Group Treasury